UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Solta Medical, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

83438k103

(CUSIP Number)

October 3, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
☒Rule 13d-1(c)
☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83438k103	13G	Page 2 of 25

1	NAMES OF REPORTING PERSONS Growth Equity Opportunities Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,651,656 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 3,651,656 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,651,656 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 83438k103	13G	Page 3 of 25

1	NAMES OF REPORTING PERSONS New Enterprise Associates 12, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,651,656 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 3,651,656 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,651,656 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 83438k103	13G	Page 4 of 25

1	NAMES OF REPORTING PERSONS NEA Partners 12, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,651,656 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 3,651,656 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,651,656 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 83438k103	13G	Page 5 of 25

1	NAMES OF REPORTING PERSONS NEA 12 GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,651,656 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 3,651,656 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,651,656 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 83438k103	13G	Page 6 of 25

1	NAMES OF REPORTING PERSONS Michael James Barrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,651,656 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 3,651,656 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,651,656 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 83438k103	13G	Page 7 of 25

1	NAMES OF REPORTING PERSONS Peter J. Barris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,651,656 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 3,651,656 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,651,656 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 83438k103	13G	Page 8 of 25

1	NAMES OF REPORTING PERSONS Forest Baskett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,651,656 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 3,651,656 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,651,656 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 83438k103	13G	Page 9 of 25

1	NAMES OF REPORTING PERSONS Ryan D. Drant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,651,656 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 3,651,656 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,651,656 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 83438k103	13G	Page 10 of 25

1	NAMES OF REPORTING PERSONS Patrick J. Kerins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,651,656 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 3,651,656 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,651,656 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 83438k103	13G	Page 11 of 25

1	NAMES OF REPORTING PERSONS Krishna S. Kolluri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,651,656 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 3,651,656 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,651,656 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 83438k103	13G	Page 12 of 25

1	NAMES OF REPORTING PERSONS C. Richard Kramlich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,651,656 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 3,651,656 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,651,656 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 83438k103	13G	Page 13 of 25

1	NAMES OF REPORTING PERSONS Charles W. Newhall III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,651,656 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 3,651,656 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,651,656 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 83438k103	13G	Page 14 of 25

1	NAMES OF REPORTING PERSONS Mark W. Perry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,651,656 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 3,651,656 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,651,656 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 83438k103	13G	Page 15 of 25

1	NAMES OF REPORTING PERSONS Scott D. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,651,656 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 3,651,656 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,651,656 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 83438k103	13G	Page 16 of 25

Schedule 13G

Item 1(a).	Name of Issuer:

Solta Medical, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

25881 Industrial Boulevard, Hayward, California 94545

Item 2(a).	Names of Persons Filing:

Growth Equity Opportunities Fund, LLC (“GEO”); New Enterprise Associates 12, Limited Partnership (“NEA 12”), which is the sole member of GEO; NEA Partners 12, Limited Partnership (“NEA Partners 12”), which is the sole general partner of NEA 12; NEA 12 GP, LLC (“NEA 12 GP”), which is the sole general partner of NEA Partners 12; and Michael James Barrett (“Barrett”), Peter J. Barris (“Barris”), Forest Baskett (“Baskett”), Ryan D. Drant (“Drant”), Patrick J. Kerins (“Kerins”), Krishna S. Kolluri (“Kolluri”), C. Richard Kramlich (“Kramlich”), Charles W. Newhall III (“Newhall”), Mark W. Perry (“Perry”) and Scott D. Sandell (“Sandell”) (collectively, the “Managers”).  The Managers are the individual managers of NEA 12 GP.  GEO, NEA 12, NEA Partners 12, NEA 12 GP and the Managers are sometimes referred to collectively herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of GEO, NEA 12, NEA Partners 12, NEA 12 GP and Newhall is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of Baskett, Kolluri, Kramlich, Perry and Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.  The address of the principal business office of Barrett, Barris, Drant and Kerins is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.

Item 2(c).	Citizenship:

Each of GEO and NEA 12 GP is a limited liability company organized under the laws of the State of Delaware.  Each of NEA 12 and NEA Partners 12 is a limited partnership organized under the laws of the State of Delaware.  Each of the Managers is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value (“Common Stock”).

Item 2(e).	CUSIP Number:

83438k103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 83438k103	13G	Page 17 of 24

Item 4.	Ownership.

(a)
Amount Beneficially Owned: GEO is the record owner of 2,859,577 shares of Common Stock (the “Common Shares”).  In addition, GEO is a party to a certain Solta Medical, Inc. Warrant to Purchase Common Stock, dated January 8, 2010 (the “Stock Purchase Warrant”), a form of which is attached as Exhibit 4.2 to the Issuer’s Form 8-K filed on January 8, 2010 and incorporated by reference herein. Pursuant to the Stock Purchase Warrant, GEO has the right to purchase a maximum of 792,079 additional shares of Common Stock, subject to certain conditions as set forth below.

The Stock Purchase Warrant is immediately exercisable.  Pursuant to the terms of the Stock Purchase Warrant, notwithstanding anything to the contrary contained therein, GEO does not have the right to exercise the Stock Purchase Warrant, to the extent that after giving effect to such exercise, GEO (together with its affiliates) would beneficially own in excess of 9.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise.

Accordingly, at this time, assuming there is no other change to the number of outstanding shares of the Issuer, GEO may purchase up to 792,079 shares of Common Stock pursuant to the Stock Purchase Warrant (the “Warrant Shares”) and may be deemed to own beneficially the Warrant Shares, the ownership of which, when added to the Common Shares, would cause GEO to own a total of 3,651,656 shares of Common Stock (the “Securities”).

As the sole member of GEO, NEA 12 may be deemed to own beneficially the Securities.  As the general partner of NEA 12, NEA Partners 12 may also be deemed to own beneficially the Securities.  As the general partner of NEA Partners 12, NEA 12 GP likewise may be deemed to own beneficially the Securities.  As the individual Managers of NEA 12 GP, each of the Managers also may be deemed to own beneficially the Securities.

(b)
Percent of Class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheets for each Reporting Person are calculated based on 61,554,352, which includes (i) 60,762,273 shares of Common Stock reported to be outstanding by the Issuer as of July 29, 2011 on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2011 and (ii) the Warrant Shares.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

CUSIP No. 83438k103	13G	Page 18 of 24

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Power of Attorney regarding Schedule 13G filings.

CUSIP No. 83438k103	13G	Page 19 of 24

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       October 13,  2011

GROWTH EQUITY OPPORTUNITIES FUND, LLC

By:          NEW ENTERPRISE ASSOCIATES 12, LIMITED PARTNERSHIP
Sole Member

By:	NEA PARTNERS 12, LIMITED PARTNERSHIP
General Partner

By:	NEA 12 GP, LLC
General Partner

By:                    *
Charles W. Newhall III
Manager

NEW ENTERPRISE ASSOCIATES 12, LIMITED PARTNERSHIP

By:	NEA PARTNERS 12, LIMITED PARTNERSHIP
General Partner

By:	NEA 12 GP, LLC
General Partner

By:                    *
Charles W. Newhall III
Manager

NEA PARTNERS 12, LIMITED PARTNERSHIP

By:	NEA 12 GP, LLC
General Partner

By:                    *
Charles W. Newhall III
Manager

NEA 12 GP, LLC

By:                    *
Charles W. Newhall III
Manager

CUSIP No. 83438k103	13G	Page 20 of 24

* Michael James Barrett

* Peter J. Barris

* Forest Baskett

* Ryan D. Drant

* Patrick J. Kerins

* Krishna S. Kolluri

* C. Richard Kramlich

* Charles W. Newhall III

* Mark W. Perry

* Scott D. Sandell

*/s/ Louis S. Citron Louis S. Citron As attorney-in-fact

This Schedule 13G was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 83438k103	13G	Page 21 of 24

EXHIBIT 1
AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Solta Medical, Inc.

EXECUTED this 13th day of October, 2011

GROWTH EQUITY OPPORTUNITIES FUND, LLC

By:          NEW ENTERPRISE ASSOCIATES 12, LIMITED PARTNERSHIP
Sole Member

By:	NEA PARTNERS 12, LIMITED PARTNERSHIP
General Partner

By:	NEA 12 GP, LLC
General Partner

By:                   *
Charles W. Newhall III
Manager

NEW ENTERPRISE ASSOCIATES 12, LIMITED PARTNERSHIP

By:	NEA PARTNERS 12, LIMITED PARTNERSHIP
General Partner

By:	NEA 12 GP, LLC
General Partner

By:                   *
Charles W. Newhall III
Manager

NEA PARTNERS 12, LIMITED PARTNERSHIP

By:	NEA 12 GP, LLC
General Partner

By:                   *
Charles W. Newhall III
Manager

NEA 12 GP, LLC

By:                    *
Charles W. Newhall III
Manager

CUSIP No. 83438k103	13G	Page 22 of 24

* Michael James Barrett

* Peter J. Barris

* Forest Baskett

* Ryan D. Drant

* Patrick J. Kerins

* Krishna S. Kolluri

* C. Richard Kramlich

* Charles W. Newhall III

* Mark W. Perry

* Scott D. Sandell

*/s/ Louis S. Citron Louis S. Citron As attorney-in-fact

This Agreement relating to Schedule 13G was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 83438k103	13G	Page 23 of 24

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Charles W. Newhall III, Louis S. Citron, Eugene A. Trainor III, Timothy Schaller and Shawn Conway, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 4th day of May, 2009.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Rohini Chakravarthy
Rohini Chakravarthy

/s/ Patrick Chung
Patrick Chung

/s/ Ryan Drant
Ryan Drant

/s/ Anthony A. Florence
Anthony A. Florence

/s/ Robert Garland
Robert Garland

/s/ Paul Hsiao
Paul Hsiao

CUSIP No. 83438k103	13G	Page 24 of 24

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Suzanne King
Suzanne King

/s/ Krishna S. Kolluri
Krishna S. Kolluri

/s/ C. Richard Kramlich
C. Richard Kramlich

/s/ Charles M. Linehan
Charles M. Linehan

/s/ Edward Mathers
Edward Mathers

/s/ David M. Mott
David M. Mott

/s/ John M. Nehra
John M. Nehra

/s/ Charles W. Newhall III
Charles W. Newhall III

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Mark W. Perry
Mark W. Perry

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Eugene A. Trainor III
Eugene A. Trainor III

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Harry Weller
Harry Weller